

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2021

Lionel E. Selwood, Jr.
President and Chief Executive Officer
Romeo Power, Inc.
4380 Ayers Avenue
Vernon, CA 90058

      Re: Romeo Power, Inc.
          Registration Statement on Form S-1
          Filed January 19, 2021
          File No. 333-252190

Dear Mr. Selwood:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Thomas Jones at 202-551-3602 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing

cc: David M. Hernand